Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Net income attributable to Dupont before cumulative effect of changes in accounting principles	$905	$2,007	$2,988	$3,148	$2,056	$1,780
Provision for (benefit from) income taxes	311	381	748	196	1,470	(329)
Noncontrolling interests in earnings (losses) of consolidated subsidiaries	5	3	7	(15)	37	(9)
Adjustment for companies accounted for by the equity method	(43)	6	218	11	(1)	99
Capitalized interest	(27)	(49)	(45)	(37)	(23)	(17)
Amortization of capitalized interest	19	37	34	33	33	365 [a]

	1,170	2,385	3,950	3,336	3,572	1,889

Fixed charges:
Interest and debt expense	212	376	430	460	518	362
Capitalized interest	27	49	45	37	23	17
Rental expense representative of interest factor	53	107	107	94	88	91

	292	532	582	591	629	470

Total adjusted earnings available for payment of fixed charges	$1,462	$2,917	$4,532	$3,927	$4,201	$2,359

Number of times fixed charges earned	5.0	5.5	7.8	6.6	6.7	5.0

[a]	Includes write-off of capitalized interest associated with exiting certain businesses.